Hoverink International

Holdings, Inc

10250 Constellation BVLD

Suite 2300

Century City CA 90067

May 13, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street N.E.

Washington, DC 20549

Re: Hoverink International Holdings, Inc./Application for Withdrawal on Form RW for Registration Statement on Form S-1 filed on Sept 8th 2015 under (File No. 333-206809)

Ladies and Gentlemen:

Hoverink International Holdings, Inc. (the “ Company ”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“ Securities Act ”) that the Company’s Registration Statement on Form S-1 (File No. 333-206809), initially filed with the Securities and Exchange Commission (“ SEC ”) on September 8, 2015, as thereafter amended, together with all exhibits and amendments thereto (“ Registration Statement ”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“ Order ”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Daniel Eng, Esq. of Weintraub Tobin Chediak Coleman Grodin Law Corporation fax: 415.433.3883 or Email: deng@weintraub.com It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Daniel Eng, Esq. at: 415.772.9608 or Email: deng@weintraub.com.

Thank you for your assistance.

Very truly yours,

Hoverink International Holdings, Inc

By:	/s/ Debbie Carter

Debbie Carter

Chief Executive Officer